EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$1,103	$3,932	$2,746	$2,757	$2,218	$(383)
Loss attributable to non-controlling interests and equity investments	6	25	18	1	3	2
Add: Fixed charges	6	25	29	56	120	109
Earnings (loss)	$1,115	$3,982	$2,793	$2,814	$2,341	$(272)
Fixed charges:
Interest expense	$5	$20	$25	$52	$115	$104
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	1	5	4	4	5	5
Total fixed charges	$6	$25	$29	$56	$120	$109
Ratio of earnings to fixed charges	185.8	159.3	96.3	50.3	19.5	- [2]

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.

2 The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 million to achieve a coverage of 1:1 in 2008.